Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

Sept 4, 2009
N E W S  R E L E A S E

HELIX BIOPHARMA ANNOUNCES $13.5 MILLION PRIVATE PLACEMENT

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that it has accepted subscriptions for the purchase, by way of private placement, of a total of 6,625,000 units at $2.05 per unit, for gross proceeds totaling CDN$13,581,250.  The Company anticipates closing the private placement by September 11, 2009.

Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $2.87 for up to three years after the closing date of the private placement.  Proceeds of the placement will be used for working capital to support the Company’s expanding clinical trial initiatives.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol “HBP” and the OTCQX International Market under the symbol “HXBPF”.

For further information contact:

Investor & Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed private placement and its development activities, which statements and information can be identified by the use of forward looking terminology such as “anticipate”, “will”, “next”,  and “developing”.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation, the risk that the proposed private placement may not close as anticipated or at all; that proceeds of the placement may be used for purposes other than those currently intended; research & development risks, which may result in the Company’s termination of either or both of its current product development programs; and Helix’s continuing need for additional future capital to carry on its business.    Such risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com, and www.sec.gov/edgar.shtml, respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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